SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                              File No. 0-17140

                             For the month of August

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.

1.   Safe Harbour Statement

2. Notification of Interests of Directors', PDMR's and Connected Persons, dated 4 August 2006

3.   Transaction in Own Shares, dated 3 August 2006

4.   Transaction in Own Shares, dated 5 July 2006

5. Notification of Interests of Directors or PDMRs and Connected Persons, dated 3 July 2006

6. Notification of Interests of Directors or PDMRs and Connected Persons, dated 15 June 2006

7. Notification of Interests of Directors or PDMRs and Connected Persons, dated 13 June 2006

8. Notification of Interests of Directors or PDMRs and Connected Persons, dated 2 June 2006

9.   Transaction in Own Shares, dated 1 June 2006

10.  Result of AGM, dated 23 May 2006

11. Notification of Interests of Directors', PDMR's and Connected Persons, dated 12 May 2006

12.  Transaction in Own Shares, dated 21 April 2006

13.  Transaction in Own Shares, dated 20 April 2006

14.  Directorate Change, dated 18 April 2006

15.  Transaction in Own Shares, dated 3 April 2006

16. Notification of Interests of Directors', PDMR's and Connected Persons, dated 29 March 2006

17. Notification of Interests of Directors', PDMR's and Connected Persons, dated 24 March 2006

18.  Transaction in Own Shares, dated 24 March 2006

19. Notification of Interests of Directors', PDMR's and Connected Persons, dated 23 March 2006

20. Notification of Interests of Directors', PDMR's and Connected Persons, dated 21 March 2006

21. Notification of Interests of Directors', PDMR's and Connected Persons, dated 17 March 2006

22.  Notification of Major Interest in Shares, dated 17 March 2006

23. Notification of Interests of Directors', PDMR's and Connected Persons, dated 15 March 2006

24.  Notification of Major Interest in Shares, dated 14 March 2006

25.  Notification of Major Interest in Shares dated 14 March 2006

26.  Listing of Shares, dated 6 March 2006

27.  Tomkins acquires  commercial and residential  HVAC business,  dated 1 March
     2006

28.  Directorate Change, dated 1 March 2006

29. Notification of Interests of Directors', PDMR's and Connected Persons, dated 28 February 2006

30.  Block Listing of Shares, dated 27 February 2006

31.  Notification of Major Interest in Shares, dated 24 January 2006

32.  Notification of Major Interest in Shares, dated 18 January 2006

33. Notification of Interests of Directors', PDMR's and Connected Persons, dated 3 January 2006

34. Notification of Interests of Directors', PDMR's and Connected Persons, dated 28 December 2005

35.  Directorate Change, dated 20 December 2005

36. Notification of Interests of Directors', PDMR's and Connected Persons, dated 9 December 2005

37.  Transaction in Own Shares, dated 8 December 2005

Exhibit 1

This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

(2 Reports)



Report 1

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Tomkins plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

James Nicol

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - James Nicol

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

James Nicol

8 State the nature of the transaction

Market purchase of shares.

9. Number of shares, debentures or financial instruments relating to shares acquired

20,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00234%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

272.75p

14. Date and place of transaction

4 August 2006, London, UK.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,755,380

0.20507%

16. Date issuer informed of transaction

4 August 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None

24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) +44 (0)20 8871 4544

Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

Date of notification

4 August 2006








This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Tomkins plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

David Baxter Newlands

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - David Baxter Newlands

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

David Baxter Newlands

8 State the nature of the transaction

Market purchase of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

10,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00117%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

272.75p

14. Date and place of transaction

4 August 2006, London, UK.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

318,515 (beneficial); 20,000 (non-beneficial)

0.03721% (beneficial); 0.00234% (non-beneficial)

16. Date issuer informed of transaction

4 August 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None

24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) +44 (0)20 8871 4544

Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

Date of notification

4 August 2006


End.

Exhibit 3

3 August 2006

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 2 August 2006 it transferred for nil consideration a total of 13,273 of its own ordinary shares out of its Treasury account to 3 group employees to satisfy share entitlements under the Company's annual bonus incentive plan. The Company was informed of the transaction on 3 August 2006.

Following the transfer, the Company holds 2,058,127 shares in Treasury and has 856,090,735 shares in issue (excluding Treasury shares).


N C Porter
Company Secretary
Tel. +44 (0)20 8871 4544


End.

Exhibit 4

5 July 2006

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 5 July 2006 it transferred for nil consideration a total of 120,525 of its own ordinary shares out of its Treasury account to 24 group employees to satisfy share entitlements under the Company's annual bonus incentive plan.

Following the transfer, the Company holds 2,071,400 shares in Treasury and has 855,964,939 shares in issue (excluding Treasury shares).


N C Porter
Company Secretary
Tel. +44 (0)20 8871 4544


End.

Exhibit 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

(10 Reports)



Report 1

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

James Nicol

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

James Nicol

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

James Nicol

8 State the nature of the transaction

Award of shares under the Tomkins 2006 Performance Share Plan.

On 30 June 2006, share award letters were issued to participants in the Plan in respect of a right to receive an award of a maximum number of shares in the Company on the third anniversary of the deemed date of grant of award of 22 November 2005 (as approved by shareholders at the Annual General Meeting on 22 May 2006). The awards may vest, in part or whole, subject to the performance condition being met, on the third anniversary of the deemed date of grant.

9. Number of shares, debentures or financial instruments relating to shares acquired

1,041,666 (maximum number of shares)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.12171%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

In order to achieve the maximum number of shares specified in paragraph 9, the share price must equal or exceed 384 pence on the date of vesting.

14. Date and place of transaction

30 June 2006, London, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

The number of shares applicable will be determined by the extent to which the performance condition is fulfilled at the third anniversary of date of grant.

16. Date issuer informed of transaction

30 June 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification


23. Any additional information

None

24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544

Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

Date of notification

30 June 2006




 Report 2


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

Kenneth Lever

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Kenneth Lever

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Kenneth Lever

8 State the nature of the transaction

Award of shares under the Tomkins 2006 Performance Share Plan.

On 30 June 2006, share award letters were issued to participants in the Plan in respect of a right to receive an award of a maximum number of shares in the Company on the third anniversary of the deemed date of grant of award of 22 November 2005 (as approved by shareholders at the Annual General Meeting on 22 May 2006). The awards may vest, in part or whole, subject to the performance condition being met, on the third anniversary of the deemed date of grant.

9. Number of shares, debentures or financial instruments relating to shares acquired

312,500 (maximum number of shares)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.03651%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

In order to achieve the maximum number of shares specified in paragraph 9, the share price must equal or exceed 384 pence on the date of vesting.

14. Date and place of transaction

30 June 2006, London, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

The number of shares applicable will be determined by the extent to which the performance condition is fulfilled at the third anniversary of date of grant.

16. Date issuer informed of transaction

30 June 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification


23. Any additional information

None

24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544

Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

Date of notification

30 June 2006




Report 3


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/director

Richard Bell

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Richard Bell

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Bell

8 State the nature of the transaction

Award of shares under the Tomkins 2006 Performance Share Plan.

On 30 June 2006, share award letters were issued to participants in the Plan in respect of a right to receive an award of a maximum number of shares in the Company on the third anniversary of the deemed date of grant of award of 22 November 2005 (as approved by shareholders at the Annual General Meeting on 22 May 2006). The awards may vest, in part or whole, subject to the performance condition being met, on the third anniversary of the deemed date of grant.

9. Number of shares, debentures or financial instruments relating to shares acquired

260,416 (maximum number of shares)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.03043%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

In order to achieve the maximum number of shares specified in paragraph 9, the share price must equal or exceed 384 pence on the date of vesting.

14. Date and place of transaction

30 June 2006, London, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

The number of shares applicable will be determined by the extent to which the performance condition is fulfilled at the third anniversary of date of grant.

16. Date issuer informed of transaction

30 June 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification


23. Any additional information

None

24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544

Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

Date of notification

30 June 2006




Report 4


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/director

David J. Carroll

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

David J. Carroll

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

David J. Carroll

8 State the nature of the transaction

Award of shares under the Tomkins 2006 Performance Share Plan.

On 30 June 2006, share award letters were issued to participants in the Plan in respect of a right to receive an award of a maximum number of shares in the Company on the third anniversary of the deemed date of grant of award of 22 November 2005 (as approved by shareholders at the Annual General Meeting on 22 May 2006). The awards may vest, in part or whole, subject to the performance condition being met, on the third anniversary of the deemed date of grant.

9. Number of shares, debentures or financial instruments relating to shares acquired

260,416 (maximum number of shares)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.03043%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

In order to achieve the maximum number of shares specified in paragraph 9, the share price must equal or exceed 384 pence on the date of vesting.

14. Date and place of transaction

30 June 2006, London, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

The number of shares applicable will be determined by the extent to which the performance condition is fulfilled at the third anniversary of date of grant.

16. Date issuer informed of transaction

30 June 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None

24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544

Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

Date of notification

30 June 2006




Report 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

     1.  Name of the issuer

Tomkins plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/director

William Michael Jones

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

William Michael Jones

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

William Michael Jones

8 State the nature of the transaction

Award of shares under the Tomkins 2006 Performance Share Plan.

On 30 June 2006, share award letters were issued to participants in the Plan in respect of a right to receive an award of a maximum number of shares in the Company on the third anniversary of the deemed date of grant of award of 22 November 2005 (as approved by shareholders at the Annual General Meeting on 22 May 2006). The awards may vest, in part or whole, subject to the performance condition being met, on the third anniversary of the deemed date of grant.

9. Number of shares, debentures or financial instruments relating to shares acquired

104,166 (maximum number of shares)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.01217%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

In order to achieve the maximum number of shares specified in paragraph 9, the share price must equal or exceed 384 pence on the date of vesting.

14. Date and place of transaction

30 June 2006, London, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

The number of shares applicable will be determined by the extent to which the performance condition is fulfilled at the third anniversary of date of grant.

16. Date issuer informed of transaction

30 June 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification


23. Any additional information

None

24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544

Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

Date of notification

30 June 2006




Report 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/director

Terry O'Halloran

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Terry O'Halloran

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Terry O'Halloran

8 State the nature of the transaction

Award of shares under the Tomkins 2006 Performance Share Plan.

On 30 June 2006, share award letters were issued to participants in the Plan in respect of a right to receive an award of a maximum number of shares in the Company on the third anniversary of the deemed date of grant of award of 22 November 2005 (as approved by shareholders at the Annual General Meeting on 22 May 2006). The awards may vest, in part or whole, subject to the performance condition being met, on the third anniversary of the deemed date of grant.

9. Number of shares, debentures or financial instruments relating to shares acquired

260,416 (maximum number of shares)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.03043%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

In order to achieve the maximum number of shares specified in paragraph 9, the share price must equal or exceed 384 pence on the date of vesting.

14. Date and place of transaction

30 June 2006, London, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

The number of shares applicable will be determined by the extent to which the performance condition is fulfilled at the third anniversary of date of grant.

16. Date issuer informed of transaction

30 June 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None

24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544

Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

Date of notification

30 June 2006





Report 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/director

George Stephen Pappayliou

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

George Stephen Pappayliou

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

George Stephen Pappayliou

8 State the nature of the transaction

Award of shares under the Tomkins 2006 Performance Share Plan.

On 30 June 2006, share award letters were issued to participants in the Plan in respect of a right to receive an award of a maximum number of shares in the Company on the third anniversary of the deemed date of grant of award of 25 May 2006. The awards may vest, in part or whole, subject to the performance condition being met, on the third anniversary of the deemed date of grant.

9. Number of shares, debentures or financial instruments relating to shares acquired

127,551 (maximum number of shares)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.01490%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

In order to achieve the maximum number of shares specified in paragraph 9, the share price must equal or exceed 392 pence on the date of vesting.

14. Date and place of transaction

30 June 2006, London, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

The number of shares applicable will be determined by the extent to which the performance condition is fulfilled at the third anniversary of date of grant.

16. Date issuer informed of transaction

30 June 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None

24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544

Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

Date of notification

30 June 2006





Report 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/director

Norman Charles Porter

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Norman Charles Porter

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Norman Charles Porter

8 State the nature of the transaction

Award of shares under the Tomkins 2006 Performance Share Plan.

On 30 June 2006, share award letters were issued to participants in the Plan in respect of a right to receive an award of a maximum number of shares in the Company on the third anniversary of the deemed date of grant of award of 25 May 2006. The awards may vest, in part or whole, subject to the performance condition being met, on the third anniversary of the deemed date of grant.

9. Number of shares, debentures or financial instruments relating to shares acquired

38,265 (maximum number of shares)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00447%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

In order to achieve the maximum number of shares specified in paragraph 9, the share price must equal or exceed 392 pence on the date of vesting.

14. Date and place of transaction

30 June 2006, London, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

The number of shares applicable will be determined by the extent to which the performance condition is fulfilled at the third anniversary of date of grant.

16. Date issuer informed of transaction

30 June 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None

24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544

Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

Date of notification

30 June 2006





Report 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/director

Mildred P. Woryk

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Mildred P. Woryk

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mildred P. Woryk

8 State the nature of the transaction

Award of shares under the Tomkins 2006 Performance Share Plan.

On 30 June 2006, share award letters were issued to participants in the Plan in respect of a right to receive an award of a maximum number of shares in the Company on the third anniversary of the deemed date of grant of award of 25 May 2006. The awards may vest, in part or whole, subject to the performance condition being met, on the third anniversary of the deemed date of grant.

9. Number of shares, debentures or financial instruments relating to shares acquired

63,775 (maximum number of shares)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00745%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

In order to achieve the maximum number of shares specified in paragraph 9, the share price must equal or exceed 392 pence on the date of vesting.

14. Date and place of transaction

30 June 2006, London, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

The number of shares applicable will be determined by the extent to which the performance condition is fulfilled at the third anniversary of date of grant.

16. Date issuer informed of transaction

30 June 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None

24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544

Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

Date of notification

30 June 2006




Report 10

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/director

John Zimmerman

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

John Zimmerman

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

John Zimmerman

8 State the nature of the transaction

Award of shares under the Tomkins 2006 Performance Share Plan.

On 30 June 2006, share award letters were issued to participants in the Plan in respect of a right to receive an award of a maximum number of shares in the Company on the third anniversary of the deemed date of grant of award of 22 November 2005 (as approved by shareholders at the Annual General Meeting on 22 May 2006). The awards may vest, in part or whole, subject to the performance condition being met, on the third anniversary of the deemed date of grant.

9. Number of shares, debentures or financial instruments relating to shares acquired

208,333 (maximum number of shares)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.02434%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

In order to achieve the maximum number of shares specified in paragraph 9, the share price must equal or exceed 384 pence on the date of vesting.

14. Date and place of transaction

30 June 2006, London, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

The number of shares applicable will be determined by the extent to which the performance condition is fulfilled at the third anniversary of date of grant.

16. Date issuer informed of transaction

30 June 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None

24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544

Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

Date of notification

30 June 2006

END

Exhibit 6


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1 Report

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

     1.  Name of the issuer

Tomkins plc



2.       State  whether  the  notification   relates  to  (i)  a  transaction
notified  in  accordance  with  DR
3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)



3. Name of person discharging managerial responsibilities/director

William Michael Jones



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - William Michael Jones


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

William Michael Jones


8 State the nature of the transaction

Market sale of shares



9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable



11. Number of shares, debentures or financial instruments relating to shares disposed

100,000



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.01168%



13. Price per share or value of transaction

268.12p



14. Date and place of transaction

15 June 2006, London, UK



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

263,946

0.03084%


16. Date issuer informed of transaction

15 June 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544




Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)



Date of notification

15 June 2006




END

Exhibit 7


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



(1 Report)



This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

     1.  Name of the issuer

Tomkins plc




2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)



3. Name of person discharging managerial responsibilities/director

David J. Carroll



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - David J. Carroll



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

David J. Carroll



8 State the nature of the transaction

Market purchase of shares



9. Number of shares, debentures or financial instruments relating to shares acquired

5,400



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00063%



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable



13. Price per share or value of transaction

5.05 Canadian dollars per share



14. Date and place of transaction

12 June 2006, Toronto, Canada



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

148,045

0.01730%



16. Date issuer informed of transaction

13 June 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None



24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) 020 8871 4544



Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)




Date of notification

13 June 2006




END

Exhibit 8



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

(10 Reports)



Report 1

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.       Name of the issuer

Tomkins plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)



3. Name of person discharging managerial responsibilities/director

James Nicol



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - James Nicol




6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

James Nicol



8 State the nature of the transaction

a) Annual Bonus Incentive Plan shares. Award of shares under the Tomkins Annual Bonus Incentive Plan. Cash was used from part of the Participant's bonus earned for the first quarter of the 2006 calendar year to purchase shares which form the award.

b) Dividend Reinvestment Plan shares. Acquisition of shares represents the take-up of entitlements under the Tomkins Dividend Reinvestment Plan in relation to the final dividend of 8.16p per ordinary share for the year ended 31 December 2005.



9. Number of shares, debentures or financial instruments relating to shares acquired

39,608 (32,721 Annual Bonus Incentive Plan shares; 6,887 Dividend Reinvestment Plan shares)



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00463%



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable




12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable




13. Price per share or value of transaction

280.477p (Annual Bonus Incentive Plan shares)

279.78p (Dividend Reinvestment Plan shares)




14. Date and place of transaction

1 June 2006, London, UK (Annual Bonus Incentive Plan purchase)

31 May 2006, London, UK  (Dividend Reinvestment Plan purchase)



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,735,380

0.20278%




16. Date issuer informed of transaction

1 June 2006 (Annual Bonus Incentive Plan purchase)

2 June 2006 (Dividend Reinvestment Plan purchase)




If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)




Date of notification

2 June 2006




 Report 2


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

     1.  Name of the issuer

Tomkins plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)




3. Name of person discharging managerial responsibilities/director

Kenneth Lever




4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable




5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Kenneth Lever




6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each




7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Kenneth Lever




8 State the nature of the transaction

a) Annual Bonus Incentive Plan shares. Award of shares under the Tomkins Annual Bonus Incentive Plan. Cash was used from part of the Participant's bonus earned for the first quarter of the 2006 calendar year to purchase shares which form the award.

b) Dividend Reinvestment Plan shares. Acquisition of shares represents the take-up of entitlements under the Tomkins Dividend Reinvestment Plan in relation to the final dividend of 8.16p per ordinary share for the year ended 31 December 2005.




9. Number of shares, debentures or financial instruments relating to shares acquired

17,577 (15,399 Annual Bonus Incentive Plan shares; 2,178 Dividend Reinvestment Plan shares)




10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00205%




11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable




12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable




13. Price per share or value of transaction

280.477p (Annual Bonus Incentive Plan shares)

279.78p (Dividend Reinvestment Plan shares)




14. Date and place of transaction

1 June 2006, London, UK (Annual Bonus Incentive Plan purchase)

31 May 2006, London, UK  (Dividend Reinvestment Plan purchase)




15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

493,434

0.05766%





16. Date issuer informed of transaction

1 June 2006 (Annual Bonus Incentive Plan purchase)

2 June 2006 (Dividend Reinvestment Plan purchase)





If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant




18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification



23. Any additional information

None




24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544




Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)




Date of notification

2 June 2006





Report 3


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

     1.  Name of the issuer

Tomkins plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)



3. Name of person discharging managerial responsibilities/director

Richard Bell



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Richard Bell



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Bell



8 State the nature of the transaction

a) Annual Bonus Incentive Plan shares. Award of shares under the Tomkins Annual Bonus Incentive Plan. Cash was used from part of the Participant's bonus earned for the first quarter of the 2006 calendar year to purchase shares which form the award.

b) Dividend Reinvestment Plan shares. Acquisition of shares represents the take-up of entitlements under the Tomkins Dividend Reinvestment Plan in relation to the final dividend of 8.16p per ordinary share for the year ended 31 December 2005.



9. Number of shares, debentures or financial instruments relating to shares acquired

18,328 (16,344 Annual Bonus Incentive Plan shares; 1,984 Dividend Reinvestment Plan shares)



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00214%



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable



13. Price per share or value of transaction

280.477p (Annual Bonus Incentive Plan shares)

279.78p (Dividend Reinvestment Plan shares)



14. Date and place of transaction

1 June 2006, London, UK (Annual Bonus Incentive Plan purchase)

31 May 2006, London, UK  (Dividend Reinvestment Plan purchase)



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

333,761

0.03900%



16. Date issuer informed of transaction

1 June 2006 (Annual Bonus Incentive Plan purchase)

2 June 2006 (Dividend Reinvestment Plan purchase)




If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544





Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)




Date of notification

2 June 2006





Report 4


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

     1.  Name of the issuer

Tomkins plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)



3. Name of person discharging managerial responsibilities/director

David J. Carroll



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - David J. Carroll



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

David J. Carroll



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan. Cash was used from part of the Participant's bonus earned for the first quarter of the 2006 calendar year to purchase shares which form the award.



9. Number of shares, debentures or financial instruments relating to shares acquired

8,935



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00104%



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable



13. Price per share or value of transaction

280.477p



14. Date and place of transaction

1 June 2006, London, UK



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

142,645

0.01667%



16. Date issuer informed of transaction

1 June 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information
None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)



Date of notification

2 June 2006








Report 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

     1.  Name of the issuer

Tomkins plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)



3. Name of person discharging managerial responsibilities/director

William Michael Jones



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - William Michael Jones



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

William Michael Jones



8 State the nature of the transaction

a) Annual Bonus Incentive Plan shares. Award of shares under the Tomkins Annual Bonus Incentive Plan. Cash was used from part of the Participant's bonus earned for the first quarter of the 2006 calendar year to purchase shares which form the award.

b) Dividend Reinvestment Plan shares. Acquisition of shares represents the take-up of entitlements under the Tomkins Dividend Reinvestment Plan in relation to the final dividend of 8.16p per ordinary share for the year ended 31 December 2005.



9. Number of shares, debentures or financial instruments relating to shares acquired

22,346 (20,226 Annual Bonus Incentive Plan shares; 2,120 Dividend Reinvestment Plan shares)



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00261%



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable



13. Price per share or value of transaction

280.477p (Annual Bonus Incentive Plan shares)

279.78p (Dividend Reinvestment Plan shares)



14. Date and place of transaction

1 June 2006, London, UK (Annual Bonus Incentive Plan purchase)

31 May 2006, London, UK  (Dividend Reinvestment Plan purchase)



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

363,946

0.04253%



16. Date issuer informed of transaction

1 June 2006 (Annual Bonus Incentive Plan purchase)

2 June 2006 (Dividend Reinvestment Plan purchase)



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)



Date of notification

2 June 2006





Report 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

   1.    Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)



3. Name of person discharging managerial responsibilities/director

Terry O'Halloran



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Terry O'Halloran



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Terry O'Halloran



8 State the nature of the transaction

a) Annual Bonus Incentive Plan shares. Award of shares under the Tomkins Annual Bonus Incentive Plan. Cash was used from part of the Participant's bonus earned for the first quarter of the 2006 calendar year to purchase shares which form the award.

b) Dividend Reinvestment Plan shares. Acquisition of shares represents the take-up of entitlements under the Tomkins Dividend Reinvestment Plan in relation to the final dividend of 8.16p per ordinary share for the year ended 31 December 2005.


9. Number of shares, debentures or financial instruments relating to shares acquired

7,552 (6,439 Annual Bonus Incentive Plan shares; 1,113 Dividend Reinvestment Plan shares)



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00088%



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable




12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable




13. Price per share or value of transaction

280.477p (Annual Bonus Incentive Plan shares)

279.78p (Dividend Reinvestment Plan shares)




14. Date and place of transaction

1 June 2006, London, UK (Annual Bonus Incentive Plan purchase)

31 May 2006, London, UK  (Dividend Reinvestment Plan purchase)




15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

234,165

0.02736%



16. Date issuer informed of transaction

1 June 2006 (Annual Bonus Incentive Plan purchase)

2 June 2006 (Dividend Reinvestment Plan purchase)



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification



23. Any additional information

None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)




Date of notification

2 June 2006





Report 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

   1.    Name of the issuer

Tomkins plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)



3. Name of person discharging managerial responsibilities/director

George Stephen Pappayliou



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - George Stephen Pappayliou



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

George Stephen Pappayliou



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan. Cash was used from part of the Participant's bonus earned for the first quarter of the 2006 calendar year to purchase shares which form the award.



9. Number of shares, debentures or financial instruments relating to shares acquired

6,433



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00075%



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable



13. Price per share or value of transaction

280.477p



14. Date and place of transaction

1 June 2006, London, UK



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

136,830

0.01599%



16. Date issuer informed of transaction

1 June 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant




18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information
None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544




Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)





Date of notification

2 June 2006









Report 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

   1.    Name of the issuer

Tomkins plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)



3. Name of person discharging managerial responsibilities/director

Norman Charles Porter



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Norman Charles Porter



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Norman Charles Porter



8 State the nature of the transaction

a) Annual Bonus Incentive Plan shares. Award of shares under the Tomkins Annual Bonus Incentive Plan. Cash was used from part of the Participant's bonus earned for the first quarter of the 2006 calendar year to purchase shares which form the award.

b) Dividend Reinvestment Plan shares. Acquisition of shares represents the take-up of entitlements under the Tomkins Dividend Reinvestment Plan in relation to the final dividend of 8.16p per ordinary share for the year ended 31 December 2005.



9. Number of shares, debentures or financial instruments relating to shares acquired

1,272 (1,155 Annual Bonus Incentive Plan shares; 117 Dividend Reinvestment Plan shares)



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00015%



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable



13. Price per share or value of transaction

280.477p (Annual Bonus Incentive Plan shares)

279.78p (Dividend Reinvestment Plan shares)



14. Date and place of transaction

1 June 2006, London, UK (Annual Bonus Incentive Plan purchase)

31 May 2006, London, UK  (Dividend Reinvestment Plan purchase)



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

27,209

0.00318%



16. Date issuer informed of transaction

1 June 2006 (Annual Bonus Incentive Plan purchase)

2 June 2006 (Dividend Reinvestment Plan purchase)



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)





Date of notification

2 June 2006









Report 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.


   1.    Name of the issuer

Tomkins plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)



3. Name of person discharging managerial responsibilities/director

Mildred P. Woryk



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Mildred P. Woryk



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mildred P. Woryk



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan. Cash was used from part of the Participant's bonus earned for the first quarter of the 2006 calendar year to purchase shares which form the award.



9. Number of shares, debentures or financial instruments relating to shares acquired

804



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00009%



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable



13. Price per share or value of transaction

280.477p



14. Date and place of transaction

1 June 2006, London, UK



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

5,905

0.00069%



16. Date issuer informed of transaction

1 June 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification


23. Any additional information
None




24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544





Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)



Date of notification

2 June 2006




Report 10

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

   1.    Name of the issuer

Tomkins plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)



3. Name of person discharging managerial responsibilities/director

John Zimmerman



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - John Zimmerman



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

John Zimmerman



8 State the nature of the transaction

a) Annual Bonus Incentive Plan shares. Award of shares under the Tomkins Annual Bonus Incentive Plan. Cash was used from part of the Participant's bonus earned for the first quarter of the 2006 calendar year to purchase shares which form the award.

b) Dividend Reinvestment Plan shares. Acquisition of shares represents the take-up of entitlements under the Tomkins Dividend Reinvestment Plan in relation to the final dividend of 8.16p per ordinary share for the year ended 31 December 2005.



9. Number of shares, debentures or financial instruments relating to shares acquired

8,559 (7,149 Annual Bonus Incentive Plan shares; 1,410 Dividend Reinvestment Plan shares)



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00100%



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable



13. Price per share or value of transaction

280.477p (Annual Bonus Incentive Plan shares)

279.78p (Dividend Reinvestment Plan shares)



14. Date and place of transaction

1 June 2006, London, UK (Annual Bonus Incentive Plan purchase)

31 May 2006, London, UK  (Dividend Reinvestment Plan purchase)



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

143,145

0.01673%



16. Date issuer informed of transaction

1 June 2006 (Annual Bonus Incentive Plan purchase)

2 June 2006 (Dividend Reinvestment Plan purchase)



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)




21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None




24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544




Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)




Date of notification

2 June 2006





END

Exhibit 9


1 June 2006

Tomkins plc

Tomkins plc (the "Company") announces that, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 22 May 2006, it purchased 275,770 of its Ordinary shares of 5 pence each ("shares") on 1 June 2006 at a price of 280.477 pence per share.

The Company intends to hold these shares in Treasury. The Company purchased these shares in order that they can, at the relevant time, be allocated to employees under the Company's annual bonus incentive plan.

Following the purchase of these shares, the Company holds 2,191,925 of its shares in Treasury and has 855,812,234 shares in issue (excluding Treasury shares).

END

Exhibit 10

TOMKINS PLC
RESULT OF AGM VOTING - 22 MAY 2006

All of the Resolutions proposed at the Tomkins Annual General Meeting held on 22 May 2006 were duly approved by shareholders.

A copy of the Resolutions approved at the Annual General Meeting (other than Resolutions concerning ordinary business) has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS



N C Porter
Company Secretary
23 May 2006

Exhibit 11


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

(1 Report)



Report 1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.


1.       Name of the issuer

Tomkins plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)



3. Name of person discharging managerial responsibilities/director

Richard Dunnell Gillingwater



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Richard Dunnell Gillingwater



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Dunnell Gillingwater



8 State the nature of the transaction

Purchase of ordinary shares to comply with the  shareholding  requirement  under
Article 89 of the Company's Articles of Association.



9. Number of shares, debentures or financial instruments relating to shares acquired

5,000



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00058%



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable



13. Price per share or value of transaction

312.50p



14. Date and place of transaction

12 May 2006, London, UK



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

5,000

0.00058%



16. Date issuer informed of transaction

12 May 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)



Date of notification

12 May 2006




END

Exhibit 12

21 April 2006

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 21 April 2006 it transferred for nil consideration a total of 7,493 of its own ordinary shares out of its Treasury account to 3 group employees to satisfy share entitlements under the Company's annual bonus incentive plan.

Following the transfer, the Company holds 1,916,155 shares in Treasury and has 856,025,803 shares in issue (excluding Treasury shares).


D P Burton
Deputy Company Secretary
Tel. +44 (0)20 8871 4544


End.

Exhibit 13

20 April 2006

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 19 April 2006 it transferred for nil consideration a total of 298,864 of its own ordinary shares out of its Treasury account to 87 group employees to satisfy share entitlements under the Company's annual bonus incentive plan.

Following the transfer, the Company holds 1,923,648 shares in Treasury and has 855,977,310 shares in issue (excluding Treasury shares).


D P Burton
Deputy Company Secretary
Tel. +44 (0)20 8871 4544


End.

Exhibit 14




Tomkins plc

18 April 2006

Resignation of Director

Tomkins plc ("Tomkins") announces that, following the reduction of the Gates family's interest in Tomkins pursuant to the conversion of 7,800,000 convertible cumulative preference shares of Tomkins held by B-C Management LLC (as nominee for Bear Creek Inc., a corporate trustee administering certain Gates family trusts) and The Gates Family Foundation, and the subsequent sale of 76,205,998 ordinary shares of Tomkins resulting from the conversion (as announced on 2 March 2006), Marshall Wallach has informed the Board that he intends to resign as a director of Tomkins with effect from 1 May 2006.


Enquiries to:

Investors:
Graham Orr/ Nina Delangle/ Gareth Harries
Tomkins Corporate Communications
Tel +44 (0) 20 8871 4544
ir@tomkins.co.uk


Media:
Rollo Head/ Robin Walker
Finsbury
Tel +44 (0) 20 7251 3801
Rollo.Head@finsbury.com

Exhibit 15


3 April 2006

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 3 April 2006 it transferred for nil consideration a total of 143,534 of its own ordinary shares out of its Treasury account to 23 group employees to satisfy share entitlements under the Company's annual bonus incentive plan.

Following the transfer, the Company holds 2,222,512 shares in Treasury and has 855,140,446 shares in issue (excluding Treasury shares).


N C Porter
Company Secretary
Tel. +44 (0)20 8871 4544


End.

Exhibit 16


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

(2 Reports)


Report 1


This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

   1.    Name of the issuer

Tomkins plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)



3. Name of person discharging managerial responsibilities/director

James Nicol



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - James Nicol



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

James Nicol



8 State the nature of the transaction

Exercise of executive share options and market sale of shares.



9. Number of shares, debentures or financial instruments relating to shares acquired

972,842



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.11380%



11. Number of shares, debentures or financial instruments relating to shares disposed

972,842



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.11380%



13. Price per share or value of transaction

Total subscription cost of shares acquired GBP1,916,499.

Value of market sale GBP3,262,610.



14. Date and place of transaction

28 March 2006, London, UK



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,695,772

0.19837%



16. Date issuer informed of transaction

28 March 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)



Date of notification

29 March 2006





Report 2



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
   1.    Name of the issuer

Tomkins plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)



3. Name of person discharging managerial responsibilities/director

Kenneth Lever



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Kenneth Lever



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Kenneth Lever



8 State the nature of the transaction

Market sale of shares.



9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable



11. Number of shares, debentures or financial instruments relating to shares disposed

100,000



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.01170%



13. Price per share or value of transaction

Value of market sale GBP335,369.



14. Date and place of transaction

28 March 2006, London, UK



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

475,857

0.05567%



16. Date issuer informed of transaction

28 March 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)




Date of notification

29 March 2006



END

Exhibit 17



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

(10 Reports)



Report 1


This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.       Name of the issuer

Tomkins plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)



3. Name of person discharging managerial responsibilities/director

James Nicol



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - James Nicol



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

James Nicol



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant's bonus earned for the fourth quarter of the 2005 calendar year, together with cash retained from the Participant's bonus for the first three quarters of the calendar year, to purchase shares which form the award.



9. Number of shares, debentures or financial instruments relating to shares acquired

98,805



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.01158%



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable



13. Price per share or value of transaction

338.8312p



14. Date and place of transaction

23 March 2006, London, UK



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,695,772

0.19871%



16. Date issuer informed of transaction

23 March 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification


23. Any additional information

None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)



Date of notification

24 March 2006





 Report 2


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

     1.  Name of the issuer

Tomkins plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)



3. Name of person discharging managerial responsibilities/director

Kenneth Lever



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Kenneth Lever



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Kenneth Lever



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant's bonus earned for the fourth quarter of the 2005 calendar year, together with cash retained from the Participant's bonus for the first three quarters of the calendar year, to purchase shares which form the award.



9. Number of shares, debentures or financial instruments relating to shares acquired

46,495



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00545%



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable



13. Price per share or value of transaction

338.8312p



14. Date and place of transaction

23 March 2006, London, UK



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

575,857

0.06748%



16. Date issuer informed of transaction

23 March 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544




Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)




Date of notification

24 March 2006





Report 3


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

     1.  Name of the issuer

Tomkins plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)



3. Name of person discharging managerial responsibilities/director

Richard Bell



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Richard Bell



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Bell



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant's bonus earned for the fourth quarter of the 2005 calendar year, together with cash retained from the Participant's bonus for the first three quarters of the calendar year, to purchase shares which form the award.



9. Number of shares, debentures or financial instruments relating to shares acquired

28,315



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00332%



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable



13. Price per share or value of transaction

338.8312p



14. Date and place of transaction

23 March 2006, London, UK



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

315,433

0.03696%



16. Date issuer informed of transaction

23 March 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)



Date of notification

24 March 2006





Report 4


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
     1.  Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)



3. Name of person discharging managerial responsibilities/director

David J. Carroll



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - David J. Carroll



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

David J. Carroll



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant's bonus earned for the fourth quarter of the 2005 calendar year, together with cash retained from the Participant's bonus for the first three quarters of the calendar year, to purchase shares which form the award.



9. Number of shares, debentures or financial instruments relating to shares acquired

29,784



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00349%



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable



13. Price per share or value of transaction

338.8312p



14. Date and place of transaction

23 March 2006, London, UK



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

133,710

0.01567%



16. Date issuer informed of transaction

23 March 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)



Date of notification

24 March 2006




Report 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
     1.  Name of the issuer

Tomkins plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)



3. Name of person discharging managerial responsibilities/director

William Michael Jones



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - William Michael Jones



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

William Michael Jones



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant's bonus earned for the fourth quarter of the 2005 calendar year, together with cash retained from the Participant's bonus for the first three quarters of the calendar year, to purchase shares which form the award.



9. Number of shares, debentures or financial instruments relating to shares acquired

32,002



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00375%



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable



13. Price per share or value of transaction

338.8312p



14. Date and place of transaction

23 March 2006, London, UK



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

341,600

0.04003%



16. Date issuer informed of transaction

23 March 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None




24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544





Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)




Date of notification

24 March 2006






Report 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

   1.    Name of the issuer

Tomkins plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)




3. Name of person discharging managerial responsibilities/director

Terry O'Halloran



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Terry O'Halloran



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Terry O'Halloran



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant's bonus earned for the fourth quarter of the 2005 calendar year, together with cash retained from the Participant's bonus for the first three quarters of the calendar year, to purchase shares which form the award.



9. Number of shares, debentures or financial instruments relating to shares acquired

31,908



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00374%



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable



13. Price per share or value of transaction

338.8312p



14. Date and place of transaction

23 March 2006, London, UK



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

226,613

0.02655%



16. Date issuer informed of transaction

23 March 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None




24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544




Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)




Date of notification

24 March 2006









Report 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

   1.    Name of the issuer

Tomkins plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)



3. Name of person discharging managerial responsibilities/director

George Stephen Pappayliou



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - George Stephen Pappayliou



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

George Stephen Pappayliou



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant's bonus earned for the fourth quarter of the 2005 calendar year, together with cash retained from the Participant's bonus for the first three quarters of the calendar year, to purchase shares which form the award.



9. Number of shares, debentures or financial instruments relating to shares acquired

17,869



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00209%



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable



13. Price per share or value of transaction

338.8312p



14. Date and place of transaction

23 March 2006, London, UK



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

130,397

0.01528%




16. Date issuer informed of transaction

23 March 2006




If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None





24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544




Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)




Date of notification

24 March 2006








Report 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

   1.    Name of the issuer

Tomkins plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)



3. Name of person discharging managerial responsibilities/director

Norman Charles Porter



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Norman Charles Porter



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each




7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Norman Charles Porter




8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant's bonus earned for the fourth quarter of the 2005 calendar year, together with cash retained from the Participant's bonus for the first three quarters of the calendar year, to purchase shares which form the award.



9. Number of shares, debentures or financial instruments relating to shares acquired

2,905




10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00034%



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable



13. Price per share or value of transaction

338.8312p



14. Date and place of transaction

23 March 2006, London, UK



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

25,937

0.00304%



16. Date issuer informed of transaction

23 March 2006




If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)




Date of notification

24 March 2006





Report 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

   1.    Name of the issuer

Tomkins plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)



3. Name of person discharging managerial responsibilities/director

Malcolm Terence Swain



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Malcolm Terence Swain



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Malcolm Terence Swain



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant's bonus earned for the fourth quarter of the 2005 calendar year, together with cash retained from the Participant's bonus for the first three quarters of the calendar year, to purchase shares which form the award.



9. Number of shares, debentures or financial instruments relating to shares acquired

23,248



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00272%



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable



13. Price per share or value of transaction

338.8312p



14. Date and place of transaction

23 March 2006, London, UK



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

190,127

0.02228%



16. Date issuer informed of transaction

23 March 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)




Date of notification

24 March 2006





Report 10

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

   1.    Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)



3. Name of person discharging managerial responsibilities/director

John Zimmerman



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - John Zimmerman



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

John Zimmerman



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant's bonus earned for the fourth quarter of the 2005 calendar year, together with cash retained from the Participant's bonus for the first three quarters of the calendar year, to purchase shares which form the award.



9. Number of shares, debentures or financial instruments relating to shares acquired

23,826



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00279%



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable



13. Price per share or value of transaction

338.8312p



14. Date and place of transaction

23 March 2006, London, UK



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

134,586

0.01577%



16. Date issuer informed of transaction

23 March 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None




24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544




Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)




Date of notification

24 March 2006





END

Exhibit 18

24 March 2006

Tomkins plc

Tomkins plc (the "Company") announces that, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 19 May 2005, it purchased 707,243 of its Ordinary shares of 5 pence each ("shares") on 23 March 2006 at a price of 338.8312 pence per share.

The Company intends to hold these shares in Treasury. The Company purchased these shares in order that they can, at the relevant time, be allocated to employees under the Company's annual bonus incentive plan.

Following the purchase of these shares, the Company holds 2,366,046 of its shares in Treasury and has 853,380,070 shares in issue (excluding Treasury shares).

END

Exhibit 19


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

     1.  Name of the issuer

Tomkins plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)



3. Name of person discharging managerial responsibilities/director

Richard Bell



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Richard Bell



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Bell



8 State the nature of the transaction

Market sale of shares



9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable





11. Number of shares, debentures or financial instruments relating to shares disposed

35,000



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.00410%



13. Price per share or value of transaction

336.25p per share



14. Date and place of transaction

23 March 2006, London, UK



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

287,118

0.03362%



16. Date issuer informed of transaction

23 March 2006




If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


7 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)





Date of notification

23 March 2006





End

Exhibit 20


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

(1 Report)


This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.

   1.    Name of the issuer

Tomkins plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)



3. Name of person discharging managerial responsibilities/director

Kenneth Lever



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Kenneth Lever



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Kenneth Lever



8 State the nature of the transaction

Exercise of options under the Tomkins Executive Share Option Schemes No.3 and No.4, and market sale of shares.



9. Number of shares, debentures or financial instruments relating to shares acquired

878,000



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.10293%



11. Number of shares, debentures or financial instruments relating to shares disposed

778,000



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.09121%



13. Price per share or value of transaction

Total subscription cost of shares acquired GBP1,777,440.

Value of market sale GBP2,574,100.



14. Date and place of transaction

21 March 2006, London, UK



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

529,362

0.06206%



16. Date issuer informed of transaction

21 March 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification


23. Any additional information

None




24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544




Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)




Date of notification

21 March 2006




END

Exhibit 21


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

(2 Reports)



Report 1


This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.

1.       Name of the issuer

Tomkins plc




2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)



3. Name of person discharging managerial responsibilities/director

Marshall Wallach



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Marshall Wallach



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Convertible Cumulative Preference Shares of US$50 each ("Preference Shares")



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

B-C Management LLC   10,058,921

The Gates Family Foundation   309,182



8 State the nature of the transaction

Conversion of Preference Shares



9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable



11. Number of shares, debentures or financial instruments relating to shares disposed

6,972,391 Preference Shares



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

66.68%



13. Price per share or value of transaction

6,972,391 Preference Shares converted into 68,120,260 Ordinary Shares of 5p each which were immediately sold for 318.00p per ordinary share, less placing agent commission and expenses.



14. Date and place of transaction

9 March 2006, London, UK



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,793,680 Preference Shares

68.11%



16. Date issuer informed of transaction

16 March 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)



Date of notification

17 March 2006





Report 2

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1.       Name of the issuer

Tomkins plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)



3. Name of person discharging managerial responsibilities/director

Marshall Wallach



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

The notification relates to Diane Wallach, a person connected with the Director named in 3 above.


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Diane Wallach



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Convertible Cumulative Preference Shares of US$50 each ("Preference Shares")



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

B-C Management LLC   10,058,921

The Gates Family Foundation   309,182


8 State the nature of the transaction

Conversion of Preference Shares


9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


11. Number of shares, debentures or financial instruments relating to shares disposed

6,972,391 Preference Shares


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

66.68%



13. Price per share or value of transaction

6,972,391 Preference Shares converted into 68,120,260 Ordinary Shares of 5p each which were immediately sold for 318.00p per ordinary share, less placing agent commission and expenses.



14. Date and place of transaction

9 March 2006, London, UK



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,793,680 Preference Shares

68.11%



16. Date issuer informed of transaction

16 March 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant




18. Period during which or date on which it can be exercised




19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)




21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)




Date of notification

17 March 2006

Exhibit 22

Announcement Body Information:

The London Stock Exchange
10 Paternoster Square
London EC4M 7LS


17 March 2006


Dear Sirs

Notification of Major Interests in Shares
Ordinary Shares of 5p each ("Ordinary Shares")

1. Date of transaction: See following narrative.

2. Date Company informed: 14 March 2006.

3. Number of shares disposed:  See following narrative.

As a consequence of the conversion of Convertible Cumulative Perpetual Preference Shares of US$50 each on 9 March 2006, the undermentioned persons acquired a notifiable interest in the Ordinary Shares of 5p each in the Company resulting from such conversion as detailed in the table below:


-------------------------------------------------------------------------------------------------------------------------
                                                                                  Ordinary Shares of 5p each
                                                                  No. of shares                                      %
-------------------------------------------------------------------------------------------------------------------------
L G Atherton                                                          66,863,183                                    7.84
-------------------------------------------------------------------------------------------------------------------------
C G Cannon                                                            66,863,183                                    7.84
-------------------------------------------------------------------------------------------------------------------------
J S Gates                                                             68,113,021                                    7.99
-------------------------------------------------------------------------------------------------------------------------
V Gates                                                               59,491,357                                    6.98
-------------------------------------------------------------------------------------------------------------------------
B G Hopper                                                            66,863,183                                    7.84
-------------------------------------------------------------------------------------------------------------------------
R E Hopper                                                            66,863,183                                    7.84
-------------------------------------------------------------------------------------------------------------------------
D G Wallach                                                           68,120,260                                    7.99
-------------------------------------------------------------------------------------------------------------------------
M F Wallach                                                           68,120,260                                    7.99
-------------------------------------------------------------------------------------------------------------------------
H G Woodruff                                                          67,796,013                                    7.95
-------------------------------------------------------------------------------------------------------------------------
J A Woodruff III                                                      67,428,310                                    7.91
-------------------------------------------------------------------------------------------------------------------------
T S Woodruff                                                          67,840,897                                    7.95
-------------------------------------------------------------------------------------------------------------------------



All of the above shares were sold and all of the above persons ceased to have a notifiable interest in the Ordinary Shares of the Company on 10 March 2006.

The above holdings included interests held as joint trustees and interests in income from shares held under trust where there may be more than one beneficiary. The registered holders of all of the shares detailed above were B-C Management LLC and The Gates Family Foundation.

Yours faithfully


Norman Porter
Company Secretary

Exhibit 23

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

(1 Report)



Report 1


This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.


1. Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)


3. Name of person discharging managerial responsibilities/director

David Richardson


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - David Richardson


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

David Richardson


8 State the nature of the transaction

Purchase of ordinary shares to comply with the  shareholding  requirement  under
Article 89 of the Company's Articles of Association.


9. Number of shares, debentures or financial instruments relating to shares acquired

10,000


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00117%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

324.00p


14. Date and place of transaction

14 March 2006, London, UK


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

13,729

0.00161%


16. Date issuer informed of transaction

14 March 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

None


24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)


Date of notification

15 March 2006


END

Exhibit 24

Announcement Body Information:

The London Stock Exchange
10 Paternoster Square
London EC4M 7LS

14 March 2006

Dear Sirs

Notification of Major Interests in Shares

Convertible Cumulative Preference Shares of US $50 each ("Perpetual Preference Shares")

1. Date of transaction: See following narrative.

2. Date Company informed: 14 March 2006.

3. Number of shares disposed:  See following narrative.

Following the conversion of Perpetual Preference Shares on 9 March 2006 and the sale of the ordinary shares resulting from such conversion on 10 March 2006, the notifiable interests of the undermentioned persons in the unlisted Perpetual Preference Shares of the company have decreased and are now as set out in the table below:


---------------------------------- --------------------------------------------------------------------------------------
                                                                      Perpetual Preference Shares
---------------------------------- --------------------------------------------------------------------------------------
---------------------------------- ---------------------------------------------- ---------------------------------------
                                                                   No. of shares                                      %
---------------------------------- ---------------------------------------------- ---------------------------------------
---------------------------------- ---------------------------------------------- ---------------------------------------
L G Atherton                                                           1,826,232                                   69.34
---------------------------------- ---------------------------------------------- ---------------------------------------
---------------------------------- ---------------------------------------------- ---------------------------------------
C G Cannon                                                             1,682,797                                   63.90
---------------------------------- ---------------------------------------------- ---------------------------------------
---------------------------------- ---------------------------------------------- ---------------------------------------
J S Gates                                                              1,793,496                                   68.10
---------------------------------- ---------------------------------------------- ---------------------------------------
---------------------------------- ---------------------------------------------- ---------------------------------------
V Gates                                                                1,508,082                                   57.26
---------------------------------- ---------------------------------------------- ---------------------------------------
---------------------------------- ---------------------------------------------- ---------------------------------------
B G Hopper                                                             2,088,926                                   79.32
---------------------------------- ---------------------------------------------- ---------------------------------------
---------------------------------- ---------------------------------------------- ---------------------------------------
R E Hopper                                                             2,088,926                                   79.32
---------------------------------- ---------------------------------------------- ---------------------------------------
---------------------------------- ---------------------------------------------- ---------------------------------------
D G Wallach                                                            1,793,680                                   68.11
---------------------------------- ---------------------------------------------- ---------------------------------------
---------------------------------- ---------------------------------------------- ---------------------------------------
M F Wallach                                                            1,793,680                                   68.11
---------------------------------- ---------------------------------------------- ---------------------------------------
---------------------------------- ---------------------------------------------- ---------------------------------------
H G Woodruff                                                           1,706,455                                   64.80
---------------------------------- ---------------------------------------------- ---------------------------------------
---------------------------------- ---------------------------------------------- ---------------------------------------
J A Woodruff III                                                       1,720,264                                   65.32
---------------------------------- ---------------------------------------------- ---------------------------------------
---------------------------------- ---------------------------------------------- ---------------------------------------
T S Woodruff                                                           1,701,861                                   64.62
---------------------------------- ---------------------------------------------- ---------------------------------------

The registered holder of all of the shares detailed above is B-C Management LLC.

The above holdings include interests held as joint trustees and interests in income from shares held under trust where there may be more than one beneficiary.

Yours faithfully

Norman Porter
Company Secretary

Exhibit 25

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiary Morley Fund Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd                                         6,808,446
Chase GA Group Nominees Ltd                                           12,204,961
Chase Nominees Ltd                                                     1,013,350
CUIM Nominee Ltd                                                       4,538,064
TOTAL                                                                 24,564,821

5. Number of shares / amount of stock acquired

Not notified

6. Percentage of issued class

Not notified

7. Number of shares / amount of stock disposed

Not notified

8. Percentage of issued class

Not notified

9. Class of security

Ordinary shares of 5p each



10. Date of transaction

9 March 2006

11. Date company informed

13 March 2006

12. Total holding following this notification

24,564,821

13. Total percentage holding of issued class following this notification

2.88091%

The notification is in respect of the shareholder's notifiable interest decreasing to less than 3%

14. Any additional information

Percentage holding is based on an increased total number of ordinary shares in issue of 852,674,896 (excluding treasury shares).

15. Name of contact and telephone number for queries

Norman Porter
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Norman Porter
Company Secretary

Date of notification

14 March 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit 26

6 March 2006

Tomkins plc

Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for 76,205,998 ordinary shares of 5p each in Tomkins plc to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The ordinary shares are to be issued on conversion of 7,800,000 convertible cumulative preference shares of Tomkins plc. The ordinary shares shall rank pari passu with the existing issued ordinary shares of Tomkins plc.

Enquiries to:



Tomkins plc

Investors:                                             Media:

Graham Orr / Nina Delangle / Gareth Harries            Rollo Head / Robin Walker

Tomkins Corporate Communications                       Finsbury

Tel +44 (0) 20 8871 4544                               Tel +44 (0) 20 7251 3801

ir@tomkins.co.uk                                       Rollo.Head@finsbury.com

Exhibit 27

London, Wednesday 1 March 2006

Tomkins acquires commercial and residential HVAC business

Tomkins plc announces that its Air Systems Components business, part of its Building Products division, has acquired Selkirk Americas, L.P. ("Selkirk"), a privately held company based in Richardson, Texas.

Selkirk is a manufacturer of chimney, home hearth, venting and air distribution products for commercial and residential Heating, Ventilation & Air Conditioning applications. The company's products include gas vents, chimney vents and grilles, registers and diffusers that are sold mainly through wholesale and retail channels in North America. Selkirk has six manufacturing facilities, located in the United States, Canada and Mexico, and had sales of approximately US$130 million and gross assets of approximately US$62 million in 2005.


James Nicol, Chief Executive Officer, commented:

"The acquisition of Selkirk will enable our Air Systems Components business to add chimney venting products and home hearth products to its product offering. It also provides us with a well-established market presence in Canada and a low-cost manufacturing facility in Mexico. The addition of Selkirk is an important next step in our continuing effort to build Air Systems Components, one of our key growth businesses, and increase top line growth through strategic bolt-on acquisitions."

Investors:                                            Media:
Graham Orr/ Nina Delangle/ Gareth Harries             Rollo Head/ Robin Walker
Tomkins Corporate Communications                      Finsbury
Tel +44 (0) 20 8871 4544                              Tel +44 (0) 20 7251 3801
ir@tomkins.co.uk                                      Rollo.Head@finsbury.com

Exhibit 28


London, Wednesday 1 March 2006


APPOINTMENT OF DIRECTOR

Tomkins plc is pleased to announce the appointment of David Richardson as a non-executive Director with effect from 1 March 2006.

David Richardson, 54, held a number of senior financial management and strategic planning positions in Whitbread plc from 1983 to 2005 becoming Group Finance Director in 2001. Prior to his time at Whitbread, he had worked for ICL plc and Touche Ross & Co (now Deloitte and Touche). He is currently a non-executive Director of Serco Group plc, Dairy Crest Group plc, Forth Ports plc and De Vere Group plc.

Tomkins' Chairman David Newlands commented: "I am delighted that David Richardson has joined the Tomkins Board and look forward to working with him. David brings to Tomkins substantial financial experience that will assist the Audit Committee and the Board in their work. It is intended that David will replace Norman Broadhurst as Chairman of the Audit Committee when Norman retires from the Board at the conclusion of the Annual General Meeting on 22 May 2006."




Notes to editors:

1.   Following this change, the Board of Tomkins plc will comprise:

-    David Newlands - non-executive Chairman

-    Jim Nicol - Chief Executive

-    Ken Lever - Finance Director

- Norman Broadhurst - non-executive Director and Chairman of the Audit Committee (retiring at the Annual General Meeting on 22 May 2006).

- Richard Gillingwater - non-executive Director (to become Chairman of the Remuneration Committee from 22 May 2006)

-    Jack Keenan - non-executive Director

- Ken Minton - non-executive Director and Chairman of the HSE Committee and Remuneration Committee (retiring at the Annual General Meeting on 22 May
     2006).

-    Sir Brian Pitman - Senior Independent non-executive Director

-    David Richardson - non-executive Director

- Struan Robertson - non-executive Director (to become Chairman of the Health, Safety and Environment Committee from 22 May 2006)

- Marshall Wallach - non-executive Director and advisor to the Gates family interests.

2.   Upon appointment, David Richardson joins the Audit Committee.

3. David Richardson is a non-executive Director of Serco Group plc, Dairy Crest Group plc and Forth Ports plc and was a Director of Whitbread plc from May 1996 until April 2005.





Enquiries to:

Investors:                                            Media:
Graham Orr/ Nina Delangle/ Gareth Harries             Rollo Head/ Robin Walker
Tomkins Corporate Communications                      Finsbury
Tel +44 (0) 20 8871 4544                              Tel +44 (0) 20 7251 3801
ir@tomkins.co.uk                                      Rollo.Head@finsbury.com

Exhibit 29

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

(6 Reports)



Report 1


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)


3. Name of person discharging managerial responsibilities/director

Richard Bell


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Richard Bell


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Bell


8 State the nature of the transaction

Exercise of options under the Tomkins Executive Share Option Scheme No. 4 and market sale of shares.


9. Number of shares, debentures or financial instruments relating to shares acquired

266,000


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.03430%


11. Number of shares, debentures or financial instruments relating to shares disposed

266,000


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.03430%


13. Price per share or value of transaction

Total subscription cost of shares acquired GBP583,730.

Value of market sale GBP894,462.


14. Date and place of transaction

27 February 2006, London, UK


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

322,118

0.04153%


16. Date issuer informed of transaction

27 February 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

None


24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)


Date of notification

28 February 2006




Report 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)


3. Name of person discharging managerial responsibilities/director

Terry O'Halloran


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Terry O'Halloran


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Terry O'Halloran


8 State the nature of the transaction

Exercise of options under the Tomkins Executive Share Option Scheme No. 4 and market sale of shares.


9. Number of shares, debentures or financial instruments relating to shares acquired

175,000


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.02256%


11. Number of shares, debentures or financial instruments relating to shares disposed

175,000


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.02256%


13. Price per share or value of transaction

Total subscription cost of shares acquired GBP373,625.

Value of market sale GBP588,180.


14. Date and place of transaction

27 February 2006, London, UK


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

194,705

0.02510%


16. Date issuer informed of transaction

27 February 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

None


24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)


Date of notification

28 February 2006




Report 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)


3. Name of person discharging managerial responsibilities/director

George Stephen Pappayliou


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - George Stephen Pappayliou


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

George Stephen Pappayliou



8 State the nature of the transaction

Exercise of options under the Tomkins Executive Share Option Scheme No. 4 and market sale of shares.



9. Number of shares, debentures or financial instruments relating to shares acquired

157,000


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.02024%


11. Number of shares, debentures or financial instruments relating to shares disposed

157,000


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.02024%


13. Price per share or value of transaction

Total subscription cost of shares acquired GBP337,132.

Value of market sale GBP527,934.


14. Date and place of transaction

27 February 2006, London, UK


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

112,528

0.01451%


16. Date issuer informed of transaction

27 February 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

None


24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)


Date of notification

28 February 2006




Report 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)


3. Name of person discharging managerial responsibilities/director

Norman Charles Porter


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Norman Charles Porter


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Norman Charles Porter


8 State the nature of the transaction

Exercise of options under the Tomkins Executive Share Option Schemes No.3 and No.4, and market sale of shares.


9. Number of shares, debentures or financial instruments relating to shares acquired

50,000


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00645%


11. Number of shares, debentures or financial instruments relating to shares disposed

36,436


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.00470%


13. Price per share or value of transaction

Total subscription cost of shares acquired GBP104,125.

Value of market sale GBP122,521.


14. Date and place of transaction

27 February 2006, London, UK


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

23,032

0.00297%


16. Date issuer informed of transaction

27 February 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

None


24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)


Date of notification

28 February 2006




Report 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)


3. Name of person discharging managerial responsibilities/director

Malcolm Terence Swain



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Malcolm Terence Swain


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Malcolm Terence Swain


8 State the nature of the transaction

Exercise of options under the Tomkins Executive Share Option Scheme No. 4 and market sale of shares.


9. Number of shares, debentures or financial instruments relating to shares acquired

270,000


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.03481%


11. Number of shares, debentures or financial instruments relating to shares disposed

270,000


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.03481%


13. Price per share or value of transaction

Total subscription cost of shares acquired GBP590,550.

Value of market sale GBP907,913.



14. Date and place of transaction

27 February 2006, London, UK


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

166,879

0.02152%


16. Date issuer informed of transaction

27 February 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

None


24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)


Date of notification

28 February 2006





Report 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)


3. Name of person discharging managerial responsibilities/director

John Zimmerman


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - John Zimmerman


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

John Zimmerman


8 State the nature of the transaction

Exercise of options under the Tomkins Executive Share Option Scheme No. 4 and market sale of shares.


9. Number of shares, debentures or financial instruments relating to shares acquired

280,000


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.03610%


11. Number of shares, debentures or financial instruments relating to shares disposed

280,000


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.03610%


13. Price per share or value of transaction

Total subscription cost of shares acquired GBP601,450.

Value of market sale GBP940,926.



14. Date and place of transaction

27 February 2006, London, UK


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

110,760

0.01428%


16. Date issuer informed of transaction

27 February 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

None


24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)


Date of notification

28 February 2006





END

Exhibit 30

27 February 2006

Tomkins plc
Block Listing of Shares


Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 16,000,000 (sixteen million) ordinary shares of 5p each in Tomkins plc. These shares are being allotted to trade on the London Stock Exchange and to be admitted to the Official List upon allotment pursuant to the Company's obligations under the Tomkins Executive Share Option Scheme No.
4. Participants in the Tomkins Executive Share Option Scheme No. 4 have or will become entitled to these shares following the exercise of share options.

These shares will rank equally with the existing issued ordinary shares of the Company.


Contact:
Denise Burton
Deputy Company Secretary
Tomkins plc - Tel. 020 8871 4544



END

Exhibit 31

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Legal & General Group plc

3. Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C 914945             273,648
HSBC Global Custody Nominee (UK) Ltd A/C 775245           2,356,122
HSBC Global Custody Nominee (UK) Ltd A/C 357206          18,406,494
HSBC Global Custody Nominee (UK) Ltd A/C 866197             135,162
HSBC Global Custody Nominee (UK) Ltd A/C 904332             155,620
HSBC Global Custody Nominee (UK) Ltd A/C 916681              39,100
HSBC Global Custody Nominee (UK) Ltd A/C 922437               4,100
HSBC Global Custody Nominee (UK) Ltd A/C 969995           1,795,944
HSBC Global Custody Nominee (UK) Ltd A/C 360509           1,143,193

TOTAL                                                    24,309,383

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

Not notified

8. Percentage of issued class

Not notified

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

Not notified

11. Date company informed

23 January 2006

12. Total holding following this notification

24,309,383

13. Total percentage holding of issued class following this notification

3.14538%

The notification is in respect of the shareholder's notifiable interest decreasing to less than 4%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Denise Burton
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Denise Burton
Deputy Company Secretary

Date of notification

24 January 2006

Exhibit 32

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Legal & General Group plc

3. Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C 914945            273,648
HSBC Global Custody Nominee (UK) Ltd A/C 923363            570,822
HSBC Global Custody Nominee (UK) Ltd A/C 942199          1,800,000
HSBC Global Custody Nominee (UK) Ltd A/C 942229          1,571,591
HSBC Global Custody Nominee (UK) Ltd A/C 942217          1,733,236
HSBC Global Custody Nominee (UK) Ltd A/C 942205          1,800,000
HSBC Global Custody Nominee (UK) Ltd A/C 942175          1,704,400
HSBC Global Custody Nominee (UK) Ltd A/C 942187          1,732,741
HSBC Global Custody Nominee (UK) Ltd A/C 775245          2,356,122
HSBC Global Custody Nominee (UK) Ltd A/C 357206         18,356,673
HSBC Global Custody Nominee (UK) Ltd A/C 866197            135,162
HSBC Global Custody Nominee (UK) Ltd A/C 904332            155,620
HSBC Global Custody Nominee (UK) Ltd A/C 916681             39,100
HSBC Global Custody Nominee (UK) Ltd A/C 922437              4,100
HSBC Global Custody Nominee (UK) Ltd A/C 969995          1,795,944
HSBC Global Custody Nominee (UK) Ltd A/C 754612          5,305,822
HSBC Global Custody Nominee (UK) Ltd A/C 282605          4,045,029
HSBC Global Custody Nominee (UK) Ltd A/C 360509          1,143,193
HSBC Global Custody Nominee (UK) Ltd A/C 766793            618,723
HSBC Global Custody Nominee (UK) Ltd A/C 824434            264,254
HSBC Global Custody Nominee (UK) Ltd A/C 924422            800,539

TOTAL                                                   46,206,719

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

Not notified

8. Percentage of issued class

Not notified

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

Not notified

11. Date company informed

18 January 2006

12. Total holding following this notification

46,206,719

13. Total percentage holding of issued class following this notification

5.97870%

The notification is in respect of the shareholder's notifiable interest decreasing to less than 6%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Denise Burton
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Denise Burton
Deputy Company Secretary

Date of notification

18 January 2006

Exhibit 33

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

(3 Reports)



Report 1


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)


3. Name of person discharging managerial responsibilities/director

Kenneth Lever


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Kenneth Lever


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Kenneth Lever


8 State the nature of the transaction

Allocation of Second Matching Award shares under the Tomkins Share Matching Scheme. (See additional information.)




9. Number of shares, debentures or financial instruments relating to shares acquired

1,809


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00023%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

Value of award GBP5,246.10


14. Date and place of transaction

29 December 2005 (approval by the Trustees of the Tomkins Employee Share Trust), Jersey.


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

429,362

0.05556%


16. Date issuer informed of transaction

29 December 2005 (by the Trustees of the Tomkins Employee Share Trust)


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

The allocation of Second Matching Award shares relates to an original First Matching Award of shares under the Tomkins Share Matching Scheme which vested and became eligible for matching on 25 November 2005.


24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) 020 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)


Date of notification

30 December 2005




Report 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)


3. Name of person discharging managerial responsibilities/director

Malcolm Terence Swain


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Malcolm Terence Swain


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Malcolm Terence Swain


8 State the nature of the transaction

Allocation of Second Matching Award shares under the Tomkins Share Matching Scheme. (See additional information.)




9. Number of shares, debentures or financial instruments relating to shares acquired

1,357


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00018%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

Value of award GBP3,935.30


14. Date and place of transaction

29 December 2005 (approval by the Trustees of the Tomkins Employee Share Trust), Jersey.


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

166,879

0.02159%


16. Date issuer informed of transaction

29 December 2005 (by the Trustees of the Tomkins Employee Share Trust)



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

The allocation of Second Matching Award shares relates to an original First Matching Award of shares under the Tomkins Share Matching Scheme which vested and became eligible for matching on 25 November 2005.


24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) 020 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)


Date of notification

30 December 2005




Report 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)


3. Name of person discharging managerial responsibilities/director

John Zimmerman


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - John Zimmerman


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

John Zimmerman


8 State the nature of the transaction

Allocation of Second Matching Award shares under the Tomkins Share Matching Scheme. (See additional information.)



9. Number of shares, debentures or financial instruments relating to shares acquired

2,252


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00029%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

Value of award GBP6,530.80


14. Date and place of transaction

29 December 2005 (approval by the Trustees of the Tomkins Employee Share Trust), Jersey.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

110,760

0.01433%


16. Date issuer informed of transaction

29 December 2005 (by the Trustees of the Tomkins Employee Share Trust)


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

The allocation of Second Matching Award shares relates to an original First Matching Award of shares under the Tomkins Share Matching Scheme which vested and became eligible for matching on 25 November 2005.


24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) 020 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)


Date of notification

30 December 2005





END

Exhibit 34

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

(1 Report)



Report 1

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.       Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)


3. Name of person discharging managerial responsibilities/director

Struan Robertson


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Struan Robertson


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not notified (held in an ISA)


8 State the nature of the transaction

Purchase of ordinary shares to comply with the  shareholding  requirement  under
Article 89 of the Company's Articles of Association.


9. Number of shares, debentures or financial instruments relating to shares acquired

6,500


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00084%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

296.97p


14. Date and place of transaction

22 December 2005, London, UK


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

6,500

0.00084%


16. Date issuer informed of transaction

28 December 2005


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None


24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) 020 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)





Date of notification

28 December 2005




END

Exhibit 35

20 December 2005



                                  BOARD CHANGES

Tomkins plc is pleased to announce the appointment of Richard Gillingwater and Struan Robertson as non-executive Directors with effect from 20 December 2005.

Richard Gillingwater, 49, has been Head of Shareholder Executive since 2003, a body responsible (either directly or working alongside other Government Departments) for the Government's shareholdings in the major publicly-owned businesses and the Executive also acts as a key source of corporate finance expertise within Government. Prior to this he held a number of senior investment banking positions with CSFB and BZW (1990 - 2003) and Kleinwort Benson (1980 -
1990) after qualifying as a Solicitor with Lovell White Durrant.

Struan Robertson, 56, was Group Chief Executive of Wates Group Limited between 2000 and 2004 having previously spent 25 years with BP in a number of senior positions, including Chief Executive Officer of Oil Trading International, Executive Chairman of BP Asia Pacific and Senior Vice President of Technology and Marketing. He is currently a non-executive Director of Forth Ports plc, Henderson TR Pacific plc and International Power plc.

After 5 years of service to Tomkins, Ken Minton and Norman Broadhurst will be retiring from the Board at the conclusion of the Company's next Annual General Meeting on 22 May 2006. Following their departure, Richard Gillingwater will become Chairman of the Remuneration Committee and Struan Robertson will become Chairman of the Health, Safety and Environment Committee.

Tomkins' Chairman David Newlands commented: "I am delighted that Richard Gillingwater and Struan Robertson have joined the Tomkins Board and look forward to working with them. Both bring to Tomkins broad experience that will assist the Board in its work. At the same time, we are sad to be losing Ken Minton (Chairman of the Remuneration Committee and the Health, Safety and Environment Committee) and Norman Broadhurst (Chairman of the Audit Committee) who have both made an outstanding contribution to the Board and its Committees and to Tomkins. On behalf of the Board and everyone in Tomkins who have had the pleasure of working with Ken and Norman, I should like to thank them both for their contribution to the Board and the Company and wish them well for the future."

Notes to editors:
1.   Following these changes, the Board of Tomkins plc will comprise:
     - David Newlands - non-executive Chairman
     - Jim Nicol - Chief Executive
     - Ken Lever -Finance Director
     - Norman Broadhurst - non-executive Director and Chairman of the
       Audit Committee
     - Richard Gillingwater - non-executive Director
     - Jack Keenan - non-executive Director
     - Ken Minton - non-executive Director and Chairman of the HSE
       Committee and Remuneration Committee
     - Sir Brian Pitman - Senior Independent non-executive Director
     - Struan Robertson - non-executive Director
     - Marshall Wallach - non-executive Director and advisor to the Gates family interests.
2. Upon appointment, Richard Gillingwater will join the Remuneration Committee and Audit Committee and Struan Robertson will join the Health, Safety and Environment Committee.
3. A further announcement will be made in due course regarding the Chairmanship of the Audit Committee.
4. Richard Gillingwater is a non-executive Director of Qinetiq Group plc and was a non-executive Director of Kidde plc until April 2005 and Homebase Group Ltd until December 2002.
5. Struan Robertson was Senior Independent Director and Chairman of the Remuneration Committee of WS Atkins plc until September 2005.

Enquiries to:

Investors:                                     Media:
Graham Orr/ Nina Delangle/ Gareth Harries      Rollo Head/Robin Walker
Tomkins Corporate Communications               Finsbury
Tel +44 (0) 20 8871 4544                       Tel +44 (0) 20 7251 3801
ir@tomkins.co.uk                               Rollo.Head@finsbury.com





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Exhibit 36

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

(10 Reports)



Report 1

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.       Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)


3. Name of person discharging managerial responsibilities/director

James Nicol


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - James Nicol


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

James Nicol


8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan, relating to the Participant's bonus earned for the third quarter of the 2005 calendar year.


9. Number of shares, debentures or financial instruments relating to shares acquired

40,083


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00519%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

284.1346p


14. Date and place of transaction

8 December 2005, London, UK


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,596,967

0.20664%


16. Date issuer informed of transaction

8 December 2005


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

None


24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) 020 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)


Date of notification

9 December 2005



Report 2


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)


3. Name of person discharging managerial responsibilities/director

Kenneth Lever


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Kenneth Lever


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Kenneth Lever


8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan, relating to the Participant's bonus earned for the third quarter of the 2005 calendar year.


9. Number of shares, debentures or financial instruments relating to shares acquired

18,862


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00244%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

284.1346p


14. Date and place of transaction

8 December 2005, London, UK


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

427,553

0.05532%


16. Date issuer informed of transaction

8 December 2005


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

None


24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) 020 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)


Date of notification

9 December 2005



Report 3


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)


3. Name of person discharging managerial responsibilities/director

Richard Bell


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Richard Bell


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Bell


8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan, relating to the Participant's bonus earned for the third quarter of the 2005 calendar year.


9. Number of shares, debentures or financial instruments relating to shares acquired

13,411


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00174%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

284.1346p


14. Date and place of transaction

8 December 2005, London, UK


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

322,118

0.04168%


16. Date issuer informed of transaction

8 December 2005


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

None


24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) 020 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)


Date of notification

9 December 2005



Report 4


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)


3. Name of person discharging managerial responsibilities/director

David J. Carroll


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - David J. Carroll


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

David J. Carroll


8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan, relating to the Participant's bonus earned for the third quarter of the 2005 calendar year.


9. Number of shares, debentures or financial instruments relating to shares acquired

12,078


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00156%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

284.1346p


14. Date and place of transaction

8 December 2005, London, UK


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

103,926

0.01345%


16. Date issuer informed of transaction

8 December 2005


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

None


24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) 020 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)





Date of notification

9 December 2005






Report 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)


3. Name of person discharging managerial responsibilities/director

William Michael Jones


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - William Michael Jones


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

William Michael Jones


8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan, relating to the Participant's bonus earned for the third quarter of the 2005 calendar year.


9. Number of shares, debentures or financial instruments relating to shares acquired

17,271


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00223%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

284.1346p


14. Date and place of transaction

8 December 2005, London, UK


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

309,598

0.04006%


16. Date issuer informed of transaction

8 December 2005


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

None


24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) 020 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)


Date of notification

9 December 2005




Report 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)


3. Name of person discharging managerial responsibilities/director

Terry O'Halloran


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Terry O'Halloran


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Terry O'Halloran


8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan, relating to the Participant's bonus earned for the third quarter of the 2005 calendar year.


9. Number of shares, debentures or financial instruments relating to shares acquired

19,038


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00246%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

284.1346p


14. Date and place of transaction

8 December 2005, London, UK


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

194,705

0.02519%


16. Date issuer informed of transaction

8 December 2005


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

None


24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) 020 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)


Date of notification

9 December 2005




Report 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)


3. Name of person discharging managerial responsibilities/director

George Stephen Pappayliou


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - George Stephen Pappayliou


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

George Stephen Pappayliou


8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan, relating to the Participant's bonus earned for the third quarter of the 2005 calendar year.


9. Number of shares, debentures or financial instruments relating to shares acquired

7,246


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00094%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

284.1346p



14. Date and place of transaction

8 December 2005, London, UK


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

112,528

0.01456%


16. Date issuer informed of transaction

8 December 2005


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification



23. Any additional information

None


24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) 020 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)


Date of notification

9 December 2005



Report 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)


3. Name of person discharging managerial responsibilities/director

Norman Charles Porter


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Norman Charles Porter


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Norman Charles Porter


8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan, relating to the Participant's bonus earned for the third quarter of the 2005 calendar year.


9. Number of shares, debentures or financial instruments relating to shares acquired

1,177


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00015%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

284.1346p


14. Date and place of transaction

8 December 2005, London, UK


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

9,468

0.00123%


16. Date issuer informed of transaction

8 December 2005


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

None


24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) 020 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)


Date of notification

9 December 2005




Report 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)


3. Name of person discharging managerial responsibilities/director

Malcolm Terence Swain


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Malcolm Terence Swain


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Malcolm Terence Swain


8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan, relating to the Participant's bonus earned for the third quarter of the 2005 calendar year.


9. Number of shares, debentures or financial instruments relating to shares acquired

9,430


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00122%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

284.1346p


14. Date and place of transaction

8 December 2005, London, UK


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

165,522

0.02142%


16. Date issuer informed of transaction

8 December 2005


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

None


24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) 020 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)


Date of notification

9 December 2005




Report 10

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)



3. Name of person discharging managerial responsibilities/director

John Zimmerman


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - John Zimmerman


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

John Zimmerman


8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan, relating to the Participant's bonus earned for the third quarter of the 2005 calendar year.


9. Number of shares, debentures or financial instruments relating to shares acquired

9,664


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00125%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

284.1346p


14. Date and place of transaction

8 December 2005, London, UK


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

108,508

0.01404%


16. Date issuer informed of transaction

8 December 2005


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


22. Total number of shares or debentures over which options held following notification


23. Any additional information

None


24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) 020 8871 4544


Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)


Date of notification

9 December 2005





END

Exhibit 37


8 December 2005

Tomkins plc

Tomkins plc (the "Company") announces that, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 19 May 2005, it purchased 312,000 of its Ordinary shares of 5 pence each ("shares") on 8 December 2005 at a price of 284.1346 pence per share.

The Company intends to hold these shares in Treasury. The Company purchased these shares in order that they can, at the relevant time, be allocated to employees under the Company's annual bonus incentive plan.

Following the purchase of these shares, the Company holds 1,658,803 of its shares in Treasury and has 772,836,321 shares in issue (excluding Treasury shares).

END

                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  22 August 2006

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary